Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	For the quarter ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Interest expense on long-term debt	$1,112	1,061	$2,200	2,104
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	—	1,337	—	2,738
Estimated interest within rental expense related to operating leases	99	90	192	182
Other interest expense and capitalized expenses related to indebtedness	26	19	43	38
Total fixed charges	$1,237	2,507	$2,435	5,062

Income from continuing operations before income taxes	$15,218	9,687	$42,436	20,316
Plus fixed charges	1,237	2,507	2,435	5,062
Earnings	$16,455	12,194	$44,871	25,378

Ratio of earnings to fixed charges (1),(2)	13.30	4.86	18.43	5.01

(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no shares outstanding and we do not have any preferred stock dividend obligations.  Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.